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                                                                      EXHIBIT 99

      Notification Regarding The Total Number of New Shares To Be Issued

Notification is given on Monday, November 6, as follows, of the total number of new shares to be issued in the public offering concerning which resolutions were passed at the Board of Directors Meetings held on September 29, 2000, and October 23, 2000, respectively.


Total Number of New Shares to be Issued
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        1. Domestic Offering:                       200,000 shares
        2. US Offering:                              10,000 shares
        3. International Offering:                   90,000 shares
                Total:                              300,000 shares

For Reference:

     (1) Date on which the resolution on the issuance of the new shares was adopted: September 29, 2000
     (2) Date on which the conditions regarding the issuance of the new shares were resolved: October 23, 2000
     (3) Pay-in date:    November 9, 2000



For inquiries, please contact Mr. Hirokado or Mr. Ogata, with Investor Relations, Department IV.
Telephone: (03) 5205-5581
e-mail: investors@hco.ntt.co.jp
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          This document is a press release, intended for general release, regarding the issue of new NTT stock; its purpose is not to solicit investment. Individuals considering investment are urged to fully read the Registration Statement and Prospectus (including revisions thereto) for the new stock that NTT is issuing before making their own judgment about whether to invest.
          Furthermore, this document should not be construed as a solicitation for the sale of securities in the US. In the US, it is forbidden to
Note: solicit the purchase of securities or to sell securities without the submission of the Registration Statement, except in cases where the obligation to submit the Registration Statement has been waived. The sale and issue of stock in the US is performed through the use of the Prospectus. This Prospectus can be obtained from NTT or from an underwriter; it contains information about NTT and its operations, as well as financial statements. Of the 1.3 million shares that are subject to offering and sale as original stock or American Depository Receipts, NTT has registered 240,000 shares with the US Securities and Exchange Commission.
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